

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

   Re: Aditxt, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed February 14, 2024
    File No. 333-276588

Dear Amro Albanna:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
Recent Developments
Merger Agreement with Evofem Biosciences, Inc. , page 7

1. We have read your response to prior comment 1 in which you indicate that the conditions to close outlined in your letter, as well as termination clauses and the impending loan to Evofem, deem the merger not to be probable at this time. However, we note your disclosure in Item 9.01 of Form 8-K filed on December 12, 2023 stating that, in accordance with the Item, you would file financial statements and pro forma financial information, with respect to the transaction, by amendment to the Form 8-K not later than 71 calendar days after the date the Form 8-K is required to be filed. Based on the status of your merger activities to date and your disclosure in the 8-K, please provide us with additional details as to why you do not believe the merger is probable at this time.

Please contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean F. Reid, Esq.